
Harleysville
NATIONAL CORPORATION

August 4, 2005

By U.S. Mail and facsimile to (202) 772-9208

John P. Nolan
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance - Office of Financial Services
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Harleysville National Corporation
    Comments received on July 22, 2005 on Form 10-K filed March 9, 2005
    File No. 0-15237

Dear Mr. Nolan:

We have reviewed your comments received on July 22, 2005 on our Form 10-K for the year ended December 31, 2004. Each of your comments are addressed below. We anticipate making revisions to our future filings based on your comments as indicated below, accordingly, we respectfully request that we be permitted to reflect such changes in future filings. We are providing the staff with Attachment I, which reflects the marked changes to our current disclosures that we will disclose in future filings.

Form 10-K for Year Ended December 31, 2004

Note 1, Summary of Significant Accounting Policies - Mortgage Servicing, page 43

Comment

1. Considering the Company performs servicing functions for loans owned by others, please tell us and, if material, disclose in future filings;

- How you account for mortgage servicing rights under paragraph 13 of SFAS 140.

- Provide the footnote disclosure required by paragraphs 63 to 64 of SFAS 140.

- State the amount of mortgage servicing rights recorded and in what line items they are included in the balance sheet.

- How you assess impairments to the value of the mortgage servicing rights.

Response

- We account for mortgage servicing rights under paragraph 13 of SFAS 140 and we will revise our disclosures in future filings as reflected in Attachment I of this document. The staff is also advised that we currently do not have any purchased mortgage servicing rights reflected on our consolidated balance sheet as of December 31, 2004.

- Our net mortgage servicing rights were $2.5 million and $2.7 million at December 31, 2004 and 2003, respectively. Net mortgage servicing rights are included in the "intangible assets, net" line in our consolidated balance sheets as of December 31, 2004 and 2003. Based upon the aggregate balance of mortgage servicing rights, management has determined that the additional disclosures required under paragraphs 63 to 64 of SFAS 140 were not warranted based upon immateriality and accordingly were not presented in the Form 10-K for December 31, 2004.

- Our disclosure in Attachment I include our proposed disclosure in future filings on how we assess impairments to the value of mortgage servicing rights. The staff is supplementally advised that this evaluation is performed by an independent third party on a quarterly basis and management reviews the assumptions utilized by the third party specialist for reasonableness.

Note 17, "Financial Instruments with Off-Balance Sheet Risk, page 66

Comment

2. We refer to the interest rate lock commitments of $5.1 million as of December 31, 2004 that were accounted for as a derivative and recorded at fair value and to related disclosure in the "Mortgage Servicing" section of Note 1 on page 43. Please tell us and in future filings disclose how you have considered the provisions of SEC Staff Accounting Bulletin 105, "Application of Accounting Principles to Loan Commitments" which was effective for loan commitments accounted for as derivatives that were entered into subsequent to March 31, 2004.

Response

We have considered the provision of SAB 105 and do not consider the expected future cash flows related to the servicing of loans in the calculation of the fair value of derivative loan commitments. The implementation of SAB No. 105 had no impact on the Corporation's financial position or results of operations. Accordingly, we respectively request that management be permitted to revise disclosures in future filings as reflected in Attachment I.

Comment

3. We refer to the last paragraph on page 67 that states the Company has total recourse exposure of $2 million with respect to lease financing receivables sold for $9.1 million, of which $1.2 million were sold with *full recourse* and the remainder were subject to a maximum exposure of ten percent of the outstanding receivable. In this regard, please provide us with the following information:

- Tell us and in future filings state the amount of recourse obligation recorded in the financial statement as required by paragraph 11.c of SFAS 140.

- Tell us and disclose in future filings the maximum time period under which the Company will be subject to the full and partial recourse obligations.

- Explain to us if the recourse liability for $216,000 recorded during the first quarter of 2005 is the total recourse liability recorded. If so, tell us how the amount was determined and why no recourse liability was recorded during fiscal 2004. Refer to Note 8, "Financial Instruments with Off-Balance Sheet Risk" on page 11 of the March 31, 2005 10-Q.

Response

- The recourse liability of $216,000 recorded in the first quarter of 2005 is the entire recourse liability recognized by the Corporation. This estimate was based on our historic losses as experienced on similar lease financing receivables. The sale of lease financing receivables was a staged transaction to the same party with the first part of the sale taking place in the end of December 2004 and the second part of the sale taking place in January 2005. Upon ultimate completion of the sale transaction in January 2005, the Corporation finalized and recorded the recourse liability of $216,000.

- The Corporation will be subject to the full and partial recourse obligations until all the lease financing receivables have been paid or otherwise been terminated and all equipment has been sold or disposed of. The final lease payment is due in 2010 with approximately 90% of the lease financing receivables estimated to be paid down by 2007.

- We anticipate revising our future disclosures on this matter on future filings as reflected in Attachment I. According, we respectfully request that management be permitted to revise disclosures in future filings as reflected in Attachment I.

In connection with responding to your comments, I, George S. Rapp, Senior Vice President and Chief Financial Officer of Harleysville National Corporation, on behalf of Harleysville National Corporation, acknowledge the following:

- The Corporation is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States

Date: August 4, 2005



George S. Rapp
Senior Vice President and Chief Financial Officer
Harleysville National Corporation

John P. Nolan
United States Securities and Exchange Commission

Attachment I: Marked Amendments for Future Filings

Harleysville National Corporation
Form 10-K – Note 1, Summary of Significant Accounting Policies – Mortgage Servicing Rights, page 43

The Corporation performs various servicing functions on mortgage loans owned by others. A fee, usually based on a percentage of the outstanding principal balance of the loan, is received for these services.

The Corporation accounts for its transfers and servicing financial assets in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Corporation originates mortgages under a definitive plan to sell or securitize those loans and service the loans owned by the investor. ~~Upon the transfer of the mortgage loans in a sale or a securitization, the Corporation records the servicing assets retained in accordance with SFAS No. 140. The Corporation records mortgage servicing rights and the loans based on relative fair values at the date of origination.~~ The Corporation initially measures servicing assets retained in a sale or securitization of the assets being serviced at their allocated previous carrying amount based on relative fair values at the date of the sale or securitization. Servicing assets purchased or assumed rather than undertaken in a sale or securitization of the financial assets being serviced, are measured initially at fair value. Servicing assets are amortized in proportion to and over the period of net servicing income.

The Corporation estimates the fair value of servicing rights based upon the present value of expected future cash flows associated with the servicing rights discounted at a current market rate using the same assumptions used by bidders of servicing portfolios. The loans are grouped into homogenous pools for analysis based upon the predominant risk characteristics including origination date, loan type, interest rate and term. Assumptions are developed that include estimates of servicing costs, loan defaults, prepayment speeds, discount rates, market conditions and other factors that impact the value of retained interests. If the carrying value of mortgage servicing rights for a pool exceeds the estimated fair value, an impairment loss is recognized through a charge to the valuation allowance with a corresponding adjustment to earnings.

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated fair value. Gains and losses on sales of loans are also accounted for in accordance with SFAS No. 134, "Accounting for Mortgage Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise." This statement requires that an entity engaged in mortgage banking activities classify the retained mortgage-backed security or other interest, which resulted from the securitizations of a mortgage loan held for sale, based upon its ability and intent to sell or hold these investments.

The Corporation adopted SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," on July 1, 2003. Implementation issue C13, "When a Loan Commitment Is Included in the Scope of Statement 133," is included in SFAS No. 149. SFAS No. 149 amends SFAS No. 133 to add a scope exception for borrowers (all commitments) and lenders (all commitments except those relating to mortgage loans that will be held for sale). Statement 149 also amends SFAS No. 133 to require a lender to account for loan commitments related to mortgage loans that will be held for sale as derivatives. The Corporation periodically enters into commitments with its customers, which it intends to sell in the future. Consistent with SAB 105, "Application of Accounting Principles to Loan Commitments," effective April 1, 2004, the Corporation does not consider the expected future cash flows related to the servicing of loans in the calculation of the fair value of derivative loan commitments. The implementation of SAB No. 105 had no impact on the Corporation's financial position or results of operations.

John P. Nolan
United States Securities and Exchange Commission

Note 17, "Financial Instruments with Off-Balance Sheet Risk, page 66

During December 2004 and January 2005, the Bank sold lease financing receivables of $10.5 million. Of these leases, $1.2 million were sold with full recourse and the remaining leases were sold subject to recourse with a maximum exposure of ten percent of the outstanding receivable. The total recourse exposure related to the sold leases is $2.0 million. During the first quarter of 2005, the Bank recorded a recourse liability of $216,000 which is the entire recourse liability recorded. This estimate was based on our historic losses as experienced on similar lease financing receivables. After the first anniversary of the sale agreement, and on a quarterly basis thereafter, upon written request by the Bank, the purchaser will review the portfolio performance and may reduce the total exposure to an amount equal to ten percent of the outstanding net book value. The Corporation will be subject to the full and partial recourse obligations until all the lease financing receivables have been paid or otherwise been terminated and all equipment has been sold or disposed of. The final lease payment is due in 2010 with approximately 90% of the lease financing receivables estimated to be paid down by 2007. The outstanding balance of these sold leases at June 30, 2005 was $7.8 million.